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_________________________________________

STUART STRAUSS
Partner

stuart.strauss@dechert.com
+1 212 698 3529  Direct
+1 212 698 0452 Fax

March 29, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: The Saratoga Advantage Trust

Securities Act File No. 033-79708

Investment Company Act File No. 811-08542

Post-Effective Amendment No. 86

Dear Sir or Madam:

On behalf of The Saratoga Advantage Trust, a Delaware business trust (the “Trust”), attached herewith for filing is the above-referenced Post-Effective Amendment No. 86 (the “Amendment”) to the Trust’s Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 88 pursuant to the Investment Company Act of 1940, as amended, on Form N-1A.

This filing is to add a new share class, Class S, to the James Alpha Macro Portfolio, James Alpha Global Real Estate Investments Portfolio, James Alpha Multi Strategy Alternative Income Portfolio, James Alpha Yorkville MLP Portfolio, James Alpha Managed Risk Domestic Equity Portfolio, James Alpha Managed Risk Emerging Markets Equity Portfolio, James Alpha Family Office Portfolio, James Alpha Hedged High Income Portfolio, James Alpha Equity Hedge Portfolio, James Alpha Event Driven Portfolio, James Alpha Relative Value Portfolio and James Alpha Total Hedge Portfolio, each an existing series of the Trust, and should have no effect on the other existing series of the Trust. No fees are required in connection with this filing.

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss